UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2021

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐              No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐              No   ☒

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in accordance with the provisions of the Securities Market legislation, hereby communicates the following:

INSIDE INFORMATION

The Board of Directors of BBVA decided to launch a voluntary takeover bid for the entire share capital of Türkiye Garanti Bankası A.Ş. (“Garanti” or the “Company”) not already owned by BBVA.

The main characteristics of the voluntary takeover bid (the “Voluntary Takeover Bid”) are described below. The detailed terms and characteristics of the Voluntary Takeover Bid will be contained in an information memorandum to be submitted by BBVA for approval to the Capital Markets Board of Turkey (the “CMB”). The information memorandum will be published once such aforementioned approval is obtained.

1.	Bidder: BBVA.

2.

Filing of the Voluntary Takeover Bid: In accordance with Section 4 of the Communiqué on Takeover Bids (Pay Alım Teklifi Tebligi) no. II-26.1 (the “Communiqué”), BBVA will submit for authorisation an application of the Voluntary Takeover Bid to the CMB. BBVA expects to submit the application within the following days.

3.

Shares to which the Voluntary Takeover Bid is addressed and participation of BBVA in Garanti: All references to “shares” or “share” in this announcement shall be deemed made to lots of 100 shares, which is the trading unit at Borsa Istanbul.

The share capital of Garanti amounts to an aggregate of 4,200,000,000 shares with a face value of 1 Turkish Lira each. The Company has no privileged shares.

As of the date of this announcement, BBVA owns an aggregate of 2,093,700,000 shares which represent 49.85% of the total share capital of the Company. Consequently, the Voluntary Takeover Bid is addressed to the remaining 2,106,300,000 shares which represent 50.15% of the total share capital of the Company.

4.

Consideration: The consideration offered by BBVA to each of the shareholders of the Company is 12.20 Turkish Lira in cash for each share of the Company (the “Voluntary Takeover Bid Price”). The maximum aggregate amount of consideration payable by BBVA is 25,697 million Turkish Lira (equivalent to approximately 2,249 million Euros1) assuming all Garanti’s shareholders sell their shares. BBVA will pay the consideration with its current shareholders’ funds.

BBVA reserves the right to reduce or otherwise modify the Voluntary Takeover Bid Price by an amount equal to the gross amount of the distribution per share, if the Company declares or distributes dividends, reserves or any other kind of distribution to its shareholders at any time from today until the day of completion of the Voluntary Takeover Bid.

[1]	The applicable exchange rate is 11.43 Turkish Lira per Euro as of November 12, 2021.

The Voluntary Takeover Bid Price represents a premium of approximately:

(i)	34% of the daily adjusted weighted average prices on the stock exchange in the 6 months prior to the date of this announcement (9.12 Turkish Lira);

(ii)	24% of the daily adjusted weighted average prices on the stock exchange in the 30 trading days prior to the date of this announcement (9.83 Turkish Lira); and

(iii)	15% over the closing price of the shares in the Company on November, 12, 2021 (10.58 Turkish Lira).

Since the Voluntary Takeover Bid is addressed to all of Garanti’s shareholders, pursuant to article 14 (1) (a) of the Communiqué, if and when as a result of the Voluntary Takeover Bid, BBVA’s shareholding in Garanti exceeds 50%, BBVA will not be obliged to launch a subsequent mandatory takeover bid.

5.	Prior approvals: The acquisition by BBVA of more than 50% of Garanti’s total share capital is subject to the prior approval of several authorities, both in Turkey and in other jurisdictions.

BBVA has received confirmation from the CMB that it will not formally approve the Voluntary Takeover Bid application until the CMB receives confirmation from BBVA that all relevant approvals required by BBVA have been duly obtained. Only after approval by the CMB of the Voluntary Takeover Bid application will the voluntary takeover bid period begin.

BBVA will diligently disclose to the market when all relevant authorisations are obtained.

6.	Conditions: Once all relevant regulatory approvals have been obtained (as referred to in section 5 above), the Voluntary Takeover Bid will not be subject to any condition.

7.

Cancellation of the Voluntary Takeover Bid: Pursuant to article 20.2 of the Communiqué, BBVA may cancel the Voluntary Takeover Bid at any time before the commencement of the voluntary takeover bid period. Should this be the case, the cancellation of the Voluntary Takeover Bid would be specifically disclosed to the CMB and to the market.

8.

Subsidiaries of Garanti listed in the market: The Voluntary Takeover Bid may result in BBVA’s acquisition of management control (as defined in the Communiqué) at Garanti Faktoring A.Ş. and Garanti Yatırım Ortaklıgı A.Ş., two fully consolidated subsidiaries of the Company both of which are listed at Borsa İstanbul. If this is the case, taking into consideration that the Voluntary Takeover Bid is primarily aimed at increasing BBVA’s stake in Garanti (and not in these two listed subsidiaries) and the fact that these two subsidiaries do not constitute a material portion of Garanti’s business (less than 1% each of Garanti group’s consolidated assets according to Garanti group’s latest annual financial statements), BBVA plans to apply to the CMB for an exemption from the mandatory tender offer requirements for such subsidiaries in accordance with article (18)(1)(c) of the Communiqué.

9.

Authorized Broker and Dealer-Manager: As per Turkish regulations, BBVA will need to appoint an investment institution holding the necessary licenses to intermediate the Voluntary Takeover Bid. BBVA has decided to engage with Garanti Yatırım Menkul Kıymetler A.Ş., a subsidiary of Garanti and an affiliate of BBVA, as authorized broker and dealer-manager for the Voluntary Takeover Bid.

10.

Estimated timeline for completion of the Voluntary Takeover Bid: As the Voluntary Takeover Bid can only be launched following receipt of the approval of all relevant regulatory bodies, BBVA estimates that closing of the Voluntary Takeover Bid will take place in the first quarter of 2022.

11.

Estimated financial impacts for BBVA: The financial impacts for BBVA of the Voluntary Takeover Bid will depend on the percentage of Garanti shareholders that decide to accept the bid and sell their shares. BBVA estimates a maximum impact of approximately minus 46 basis points in the Common Equity Tier 1 (fully loaded) ratio, an approximately 13.7% accretion to its 2022 earnings per share[2] and an approximately 2.3% accretion to its tangible book value per share[3] (assuming all Garanti shareholders accept the offer).

12.

Analyst presentation: An analyst presentation is convened today at 9:30 a.m. (Madrid Time). The presentation can be followed via BBVA’s website on the Internet (www.bbva.com). A recording of the presentation will also be available on the above website, for a period of at least one month.

Madrid, November 15, 2021

Disclaimer: The Voluntary Takeover Bid will not constitute an invitation to participate in the offer in or from any jurisdiction in which, or to or from any person to whom, it is unlawful to make such invitation under applicable securities laws. The distribution of the information memorandum (which will be prepared as per Turkish capital markets and securities regulations and will be subject to the approval of the CMB) regarding the Voluntary Takeover Bid may be restricted by law in certain jurisdictions. If and when approved by the CMB, persons who receive such information memorandum are required to inform themselves about, and to observe, any such restrictions, and neither BBVA nor Garanti is responsible for the compliance by such persons with such restrictions.

[2]

The determination of the impact on earnings per share for 2022 was made taking into consideration for Garanti the Bloomberg consensus estimates of net income amounting to 14,276 million Turkish Lira and for BBVA the company gathered consensus estimates of net income amounting to 4,052 million Euro. The exchange rate applied was 12.91 Turkish Lira per Euro as per the average of FX forward curve for 2022 as of November, 12, 2021.

[3]

The determination of the impact on Common Equity Tier 1 and tangible book value per share was made taking into consideration the group’s financial statements as of September 30, 2021, assuming the impact on Common Equity Tier 1 of the 3,500 million Euro share buyback program already announced to the market, and an exchange rate of 11.43 Turkish Lira per Euro. The amount of the impact on Common Equity Tier 1 and tangible book value per share will vary from the date of this disclosure up to the date of closing of the Voluntary Takeover Bid due to, among other circumstances, changes in the book value of the Company and changes in the Euro/Turkish Lira exchange rate.

4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.
Date: November 15, 2021
	By:	/s/ Victoria del Castillo Marchese

	Name:	Victoria del Castillo Marchese
	Title:	Global Head of Strategy & M&A